UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-33033

LIMESTONE BANCORP INC.
(Exact name of registrant as specified in its charter)

c/o Peoples Bancorp Inc., 138 Putnam Street, Marietta, Ohio 45750, (740) 373-3155
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 336
Pursuant to the requirements of the Securities Exchange Act of 1934, LIMESTONE BANCORP, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 11, 2023	By: /s/ M. Ryan Kirkham
M. Ryan Kirkham, Esq., General Counsel of Peoples Bancorp Inc., as successor by merger to Limestone Bancorp, Inc.